Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

November 30, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Sumeera Younis

RE:	Post-Effective Amendment No. 77 to the Registration Statement on Form N-1A of Deutsche Money Market Prime Series (the “Fund”), a series of Deutsche Money Funds (the “Trust” or the “Registrant”) (Reg. Nos. 002-51992, 811-02527)

Dear Ms. Younis:

This letter is being submitted on behalf of the Registrant in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) received via a telephone call on November 14, 2016 with regard to the above-captioned Post-Effective Amendment filed on behalf of the Registrant on September 29, 2016 with an effective date of December 1, 2016.

The Staff’s comments are restated below followed by the Registrant’s response.

1.      Comment: Please provide a completed fee table and Example for the Fund in the Fund’s prospectus.

Response: The Registrant confirms that a completed Fee Table and Example for the Fund is set forth in the Fund’s prospectus.

2.      Comment: Please confirm that the contractual expense waiver/reimbursement arrangements reflected in the Fund’s fee table will extend for at least one year from the effective date of the Fund’s prospectus. Please describe the circumstances under which the Fund’s Board can terminate the Fund’s fee waiver.

Response: The expense waiver/reimbursement arrangements are no longer included in the Fund’s Fee Table. The expense waiver/reimbursement arrangements can be terminated by the Fund’s Board at the Board’s discretion.

3.      Comment: Please provide disclosure under the heading “Principal Investment Strategy – Securities Lending,” which provides a plain English explanation of what constitutes securities lending. Please also provide disclosure that explains that, because the amounts are calculated on an after lending basis, the one-third limit on securities lending can effectively result in the Fund lending one half of its portfolio.

Response: The Registrant has moved the disclosure to the Section entitled “Other Investment Strategies” since the Fund does not engage in securities lending transactions as a principal investment strategy. The Registrant believes that the disclosure as modified is sufficient.

4.      Comment: Consider adding disclosure relating to concentration risk to Registrant’s Item 4 and Item 9 disclosure, if applicable. To the extent the Fund’s investments are concentrated in a particular industry, please provide disclosure relating to such industry.

Response: The Registrant added the requested disclosure.

5.      Comment: Please confirm that there have been no material changes to the Fund’s operations not disclosed in this Registration Statement since the filling of the Fund’s last Registration Statement.

Response: The Registrant confirms that there have been no material changes to the Fund’s operations not disclosed in this Registration Statement since the filling of the last Registration statement.

6.      Comment: Please consider rewording the disclosure under the heading “Past Performance” which indicates “Past performance may not indicate future results.”

Response: The Registrant notes that the instructions to Form N-1A indicates that the Registrant provide a statement to the effect that the Fund’s past performance is not necessarily an indication of how the Fund will perform in the future. The Registrant believes that the Fund’s statement is sufficient and consistent with the Form N-1A Instructions.

7.      Comment: Please consider modifying the disclosure in the footnotes under the table with the heading “Purchase and Sale of Fund Shares – To Place Orders” to clarify that the language describing the method of redemption applies to Class S Shares.

Response: The Registrant added the requested disclosure.

8.      Comment: Please provide a general description, under the heading “Special Limitations on Redemptions,” of the process of the Fund’s liquidation in the event that the Fund’s Board of Directors determines that it is not in the Fund’s best interests to continue operating the Fund.

Response: The Registrant added the requested disclosure.

9.      Comment: Please provide a general description, under the heading “Understanding Distributions and Taxes,” of special and complex federal tax provisions that may be applicable.

Response: The Registrant added the requested disclosure.

10.  Comment: Please confirm that as of October 14, 2016, the Fund’s weekly liquid assets have not fallen below (i) 10% of the Fund’s total assets or (ii) 30% of the Funds total assets.

Response: The Registrant confirms that, as of October 14, 2016, the Fund’s weekly liquid assets have not fallen below (i) 10% of the Fund’s total assets or (ii) 30% of the Funds total assets.

11.  Comment: Please confirm that, since April 14, 2016, there has not been any occasion in which an affiliated person, promoter or principal underwriter or an affiliated person of such person has provided any form of financial support to the Fund.

Response: The Registrant confirms that, since April 14, 2016, there has not been any occasion in which an affiliated person, promoter or principal underwriter or an affiliated person of such person has provided any form of financial support to the Fund.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-1705.

Very truly yours,

/s/Anne Marie Duffy

Anne Marie Duffy

Senior Counsel

Deutsche Investment Management Americas Inc.

cc: John Marten, Esq., Vedder Price P.C.